

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported): March 17, 2009

NATURAL GAS SERVICES GROUP, INC.

(Exact Name of Registrant as Specified in Charter)

Colorado	**1-31398**	**75-2811855**
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

508 West Wall Street, Suite 550
Midland, TX 79701

(Address of Principal Executive Offices)

(432) 262-2700

(Registrant’s Telephone Number, Including Area Code)

N/A

(Former Name or Former Address if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (*see* General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b)).

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-14(c)).

Item 5.02 Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

On March 17, 2009, the Compensation Committee of the Board of Directors of Natural Gas Services Group, Inc. (the "Company") granted cash bonuses to each of its executive officers as follows:

Name and Position	Amount of Cash Bonus	
Stephen C. Taylor **Chairman of the Board, President & Chief Executive Officer**	$	70,125
Paul D. Hensley **Director & Senior Vice President – Technology**	$	36,975
Earl R. Wait **Vice President – Accounting**	$	14,875
James R. Hazlett **Vice President-Technical Services**	$	22,313

The cash bonuses were granted under our incentive cash bonus program or, the "IBP," that provides guidelines for the calculation of annual non-equity incentive based compensation in the form of cash bonuses to our executives. Each year, the Compensation Committee of the Board of Directors approves the group of executives eligible to participate in the IBP and establishes target award opportunities for such executives, excluding our Chief Executive Officer, whose employment agreement provides for a target award opportunity of up to 50% of his base salary. Target award opportunities for our executives range from 20% to 50% of base salary.

In 2008, 85% of an executive officer's IBP award was based on achievement of company financial objectives relating to:

- total revenues;

- net income before taxes; and

- EBITDA. EBITDA is calculated from our audited consolidated financial statements by adding to net income, or loss, (1) amortization and depreciation expense, (2) interest expense and (3) provision for income tax expense.

Each of these three components accounts for 30% of the total company financial objective portion of the IBP. The remaining 10% of an executive officer's IBP award is based upon individual performance as evaluated by our Chief Executive Officer (except with respect to our Chief Executive Officer whose individual performance is evaluated by the Compensation Committee).

Each year, the Compensation Committee sets a target level for each component of the company financial objective portion of the IBP. The payment of awards under the IBP is based upon whether these target levels are achieved for the year. As an example, if we achieve the target levels for all components of the company financial object portion of the IBP, an executive with a base salary of $100,000 and a target award opportunity of 40% will receive a cash bonus of $40,000, assuming the executive receives the full amount (10%) of the individual performance portion of the IBP. If we do not achieve the target levels for all of the components, the target award opportunity for each executive officer is decreased by 30% for each component in which there is a shortfall. For instance, if we meet all target levels except the target level for EBITDA, the executive's award opportunity is decreased by 30%. With respect to the example described above, the award opportunity for the executive would be reduced from 40% to 28% (the target bonus of 40% multiplied by 70%) and the executive would receive a cash bonus of $28,000, assuming the executive receives the full amount of the individual performance portion of the IBP. In 2008, we met nearly all of our targets and each of our executives received no less than 85% of the maximum bonus amount they could be awarded.

In connection with the bonuses for 2008, rather than pay the entire bonus amounts in cash, our Compensation Committee elected to issue a portion of the bonus for each executive officer by an award of stock options. Thus, on March 17, 2009, as a part of the bonus earned by the employee, our Compensation Committee granted stock options to each of our executive officers as set forth below:

Name and Position		Number of Shares Underlying Option
Stephen C. Taylor **Chairman of the Board, President & Chief Executive Officer**	$	23,852
Paul D. Hensley **Director & Senior Vice President – Technology**	$	6,288
Earl R. Wait **Vice President – Accounting**	$	11,384
James R. Hazlett **Vice President-Technical Services**	$	7,589

The stock options granted to the employees noted above were pursuant to the Company's 1998 Stock Option Plan, as amended. The options are not exercisable until their first anniversary date, although each option will immediately become exercisable if the employee's employment is terminated for any reason. The exercise price of the options is $7.84 per share, which was equal to the fair market value of our common stock on the date of grant. The committee believes that the options qualify as "incentive stock options" under federal tax laws and are exercisable for a term of 10 years from the date of grant, subject to the vesting requirements described above and earlier termination pursuant to the terms of the 1998 Stock Option Plan.

In addition, on March 18, 2009 the Compensation Committee also approved the grant to each of the six non-employee Directors of the Company of a regular annual stock option to purchase 2,500 shares of the Company's common stock. The six non-employee Directors of the Company include Alan A. Baker, John W. Chisholm, Charles G. Curtis, William F. Hughes, Jr., Richard L. Yadon and Gene A. Strasheim.

The stock options granted to the non-employee Directors were pursuant to the Company's 1998 Stock Option Plan, as amended. Each stock option has an exercise price equal to $8.00 per share, which was equal to the fair market value of our common stock on the date of grant. The stock options vest in quarterly installments through 2009, and will be fully exercisable on December 31, 2009. The stock options are "nonstatutory" stock options and are exercisable for a term of 10 years from the date of grant, subject to the vesting requirements described above and earlier termination pursuant to the terms of the 1998 Stock Option Plan.

The purchase price of shares as to which an option is exercised must be paid in full at the time of exercise either in cash or by delivering to the Company shares of stock having a fair market value equal to the purchase price, or a combination of cash and stock.

Item 9.01. Financial Statements and Exhibits

 (d)   Exhibits

The Exhibits listed below are filed as Exhibits to this Current Report on Form 8-K.

Exhibit No.	Description of Exhibit
10.1	Natural Gas Services Group, Inc. 1998 Stock Option Plan, as amended by the Board of Directors on May 9, 2006 and approved by the shareholders on June 20, 2006 (Incorporated by reference to Exhibit 10.1 of the Registrant's Form 8-K Report dated May 9, 2006 and filed with the Securities and Exchange Commission on May 15, 2006).
10.2	Form of Nonstatutory Stock Option Agreement for non-employee directors (Incorporated by reference to Exhibit 10.2 of the Registrant's Form 8-K Report dated May 9, 2006 and filed with the Securities and Exchange Commission on May 15, 2006).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

NATURAL GAS SERVICES GROUP, INC.

Dated: March 23, 2009

By: /s/ Stephen C. Taylor

Stephen C. Taylor
President & Chief Executive Officer

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